203

08052369

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 1-A

# REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



EZC Medical LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

16A Funston Avenue, San Francisco, CA 94129

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Franci Fridell
EZC Medical LLC
16A Funston Avenue, San Francisco, CA 94129



(Name, address, including zip code, and telephone number, including area code, of agent for service)

3841

(Primary standard Industrial (I.R.S. Employer Identification Number) Classification Code Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

### ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

| Name | Business Address | Residential Address |
|---|---|---|
| Gerald Sanders | 16A Funston Avenue, San Francisco, CA 94129 | |
| Zebadiah Kimmel | 16A Funston Avenue, San Francisco, CA 94129 | |

(b) the issuer's officers;

| Name | Business Address | Residential Address |
|---|---|---|
| Gerald Sanders, Chief Executive Officer | 16A Funston Avenue, San Francisco, CA 94129 | |
| | 16A Funston Avenue, San Francisco, CA 94129 | |
| Franci Fridell, Chief Financial Officer | 16A Funston Avenue, San Francisco, CA 94129 | |
| Vivek Sikri, Director of Research and Development | 16A Funston Avenue, San Francisco, CA 94129 | |

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

| Name | Business Address | Residential Address |
|---|---|---|
| Gerald Sanders | 16A Funston Avenue, San Francisco, CA 94129 | |

| | | |
|---|---|---|
| Zebadiah Kimmel | 16A Funston Avenue, San Francisco, CA 94129 | |
| Ray Glassenberg | 16A Funston Avenue, San Francisco, CA 94129 | |
| Vivek Sikri | 16A Funston Avenue, San Francisco, CA 94129 | |
| Friedman Fund LLC | 16A Funston Avenue, San Francisco, CA 94129 | N/A |
| San Francisco Science Partners LLC | 16A Funston Avenue, San Francisco, CA 94129 | N/A |

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

| Name | Business Address | Residential Address |
|---|---|---|
| Gerald Sanders | 16A Funston Avenue, San Francisco, CA 94129 | |
| Zebadiah Kimmel | 16A Funston Avenue, San Francisco, CA 94129 | |
| Ray Glassenberg | 16A Funston Avenue, San Francisco, CA 94129 | |
| Vivek Sikri | 16A Funston Avenue, San Francisco, CA 94129 | |
| Friedman Fund LLC | 16A Funston Avenue, San Francisco, CA 94129 | N/A |
| San Francisco Science Partners LLC | 16A Funston Avenue, San Francisco, CA 94129 | N/A |

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

| Name | Business Address | Residential Address |
|---|---|---|
| Geoffrey W Parnass | 400 Park Avenue<br>Suite 1420<br>New York, NY 10022 | 355 Godwin Avenue<br>Ridgewood, NJ 07450 |

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

**ITEM 2. Application of Rule 262**

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

**ITEM 3. Affiliate Sales**

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.
The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

N/A

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

California

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

California. Direct sales by the issuer.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

In July 2007 EZC Medical LLC issued 184,211 Series A Preferred Units to Friedman Fund LLC at $1.90 per unit for a total consideration of $350,000 in cash. The purchase price was determined by negotiation between the issuer and the purchaser of the securities. Friedman Fund LLC is controlled by Dr. Eli Friedman, M.D.

In June 2008 EZC Medical LLC issued (i) 214,408 Series B Preferred Units to Friedman Fund LLC at $1.166 per unit for a total consideration of $250,000 in cash and (ii) 214,408 Series B Preferred Units to San Francisco Science Partners LLC at $1.166 per unit for a total consideration of $250,000 in cash. The purchase price for each transaction was determined by negotiation between the issuer and the purchasers of the securities. Friedman Fund LLC is controlled by Dr. Eli Friedman, M.D. and San Francisco Science Partners LLC is controlled by Gerald Sanders. Mr. Sanders is an officer and director of the issuer.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

In June 2008 San Francisco Science Partners LLC sold 107,226 B Preferred Units to seven (7) employees of or consultants to the issuer at $1.166 per unit for a total consideration of $125,025 in recourse and non-recourse promissory notes. The purchase price was the same as the price at which San Francisco Science Partners LLC purchased the units from the issuer. San Francisco Science Partners LLC is controlled by Gerald Sanders. Mr. Sanders is an officer and director of the issuer.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The offering in July 2007 was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 under Regulation D. The offering was made in accordance with the requirements of Rule 506.

The offering in June 2008 was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 under Regulation D. The offering was made in accordance with the requirements of Rule 506.

**ITEM 6. Other Present or Proposed Offerings**

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None.

**ITEM 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None.

(2) To stabilize the market for any of the securities to be offered;

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

**ITEM 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

**OFFERING CIRCULAR**
(Pursuant to Regulation A of the Securities Act of 1933)

# EZC MEDICAL LLC

16A Funston Avenue, San Francisco, CA 94129
(415) 561-2565

Type of securities offered:

Common Limited Liability Company Interests ("Common Units")

Maximum number of securities offered:

5,000,000

Minimum number of securities offered:

500,000

Price per security:

$1.00

Total proceeds:

If maximum sold: $5,000,000.

If minimum sold: $500,000

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?

[x] Yes [ ] No

If yes, what percent is commission of price to public?

To Be Determined

Is there other compensation to selling agent(s)?

[ ] Yes [x] No

Is there a finder's fee or similar payment to any person?

[ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?

[ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted?

[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| State | State File Number | Effective Date |
|---|---|---|
| California | | |
| Others to be determined | | |

**TABLE OF CONTENTS**

Page



THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

## THE COMPANY

1. Exact name of limited liability company: EZC Medical LLC

State and date of formation: Delaware; May 3, 2005

Street address of principal office: 16A Funston Avenue, San Francisco, CA 94129

Company Telephone Number: (415) 561-2565

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Gerald Sanders, Chief Executive Officer, and Franci Fridell, Chief Financial Officer

Telephone Number (if different from above): Same as above

## RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

**We are a development stage company and we do not have, and may never have, any revenue.**

We are a development stage company with a limited operating history. We do not have, and may never have, any revenues. We have developed an airway management product, which we call Intubaid™, which is a disposable intubation device with a camera that enables physicians and medical practitioners to perform numerous procedures in their offices. Since inception, we have invested our time and resources in developing human airway management products, which we intend to commercialize with the proceeds of this offering. Our existing products under development, including the Intubaid product, will require additional research and development, regulatory approval and significant marketing efforts before they can provide us with any revenue. Our efforts may not lead to commercially successful products for a number of reasons, including:

- We may not be able to obtain regulatory approvals for our products, or the approved indication for our products may be narrower than we seek;

- We may experience delays in our development and manufacturing programs;

- Any products that are approved and manufactured may not be accepted in the marketplace by physicians and patients;

- We may not have adequate financial or other resources to complete the development and commercialization of our products;

- We may not be able to manufacture our products in commercial quantities or at an acceptable cost; and

- Rapid technological change may make our technology and products obsolete.

Some of our products are still in development, and the designs of some products have not yet been frozen in hard tooling. The finished devices may prove to be more expensive than the products they seek to replace. Moreover, even if all of these challenging milestones were fully met, the products we intent to produce are new and their success cannot yet be determined with certainty. We believe that the principal target markets for our products will be in the United States, Europe and parts of Asia. There can be no assurance that our products will be commercially viable in any market.

**We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.**

We have incurred net losses in each year since our inception. We have financed our operations primarily through private placements of our equity securities and have devoted substantially all of our resources to research and development relating to our products. We expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our members' equity.

**We expect to operate in a highly competitive market, we face competition from large, well-established medical device manufacturers with significant resources, and we may not be able to compete effectively.**

Our Intubaid device and other airway management products compete in the market for airway management and ENT (ear, nose and throat) products, which is intensely competitive. Our principal product is based on a new design that is currently not in use among physicians. Our products will compete directly with traditional products performing similar functions which are well-established among physicians. Manufacturers of traditional products enjoy several competitive advantages, including:

- Significantly greater familiarity and name recognition with healthcare professionals, customers and third-party payors;
- Established distribution networks;
- Additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- Greater experience in conducting research and development, manufacturing, and marketing approved products; and
- Greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we may not be able to compete effectively against these companies or their products.

**Our new devices may not be accepted by the medical community.**

Although we believe that our new product designs will compete successfully, most physicians are familiar with the similar products currently in use and may not wish to adopt a new device that works differently. Physicians may also be unwilling to pay more money for our products. Moreover, our new product in the hands of some physicians may not work as well as the traditional product.

The degree of market acceptance of our products will depend on a number of factors, including the perceived effectiveness of the products; convenience of use; cost of our products;

publicity concerning our products or competitive products; potential advantages over alternative products; introduction and acceptance of competing products or technologies; and the extent and success of our sales, marketing and distribution efforts.

In addition, physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products.

**We may not obtain necessary approvals from the Food and Drug Administration or from the European Community (EU) to market our products.**

Selling our products requires approvals of relevant regulatory agencies, including the United States Food and Drug Administration and the European Union. Although one version of our Intubaid product can be sold in the United States without FDA approval, regulatory approvals for other products both inside and outside the United States are required and will take additional time. Although we intend to offer our products in Asian markets, we have not yet filed any applications for approval in any Asian country. There can be no assurance that necessary approvals will be obtained. If not obtained, our business and prospects will be significantly impaired.

**We may be unable to complete the development and commercialization of our products without additional funding. Additional funding could result in the dilution of the ownership interest in the Company.**

Our operations have consumed substantial amounts of cash since inception. We have raised $850,000 in capital since inception, all of which is being spent on development. We expect to continue to spend substantial amounts on research and development, manufacturing and marketing. We may need additional funds to complete the development and commercialization of our products. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

The proceeds of the present offering will be used to complete the development of our core products and commence marketing and sales. To date, we have not yet generated any revenues. If additional financing cannot be obtained, it is likely that the current investments in the Company will be worthless. Moreover, if additional financing should be required and is obtained, such financing will dilute the ownership interest in the Company. Purchasers of the shares will experience immediate dilution in the value of their shares. If such additional financing should be required and is obtained is on terms less favorable to the Company than the terms on which these Units are being offered, or even if on the same or similar terms, such dilution could be substantial.

**If we are unable to establish sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our products, our business may be harmed.**

To achieve commercial success for any product we must either develop a sales and marketing force or enter into arrangements with others to market and sell our products. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our products. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue could be lower than if we directly marketed and sold our products. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

**We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of products, our growth could be limited and our business could be harmed.**

We currently have limited resources, facilities and experience to commercially manufacture our products. In order to produce our products in the quantities we anticipate meeting market demand, we intend to enter into manufacturing arrangements with third parties to produce our core products. There are technical challenges to developing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance.

**If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our products, our business may be harmed.**

We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of medical devices. To be successful in commercializing our products we must either develop a sales and marketing infrastructure or enter into distribution arrangements with others to market and sell our products. We have not yet hired any sales people or entered into any third-party distribution agreements.

**We face the risk of product liability claims and may not be able to maintain or obtain insurance.**

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our products. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. Although we intend to obtain product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations and the coverages may not be adequate to protect us against any future product liability claims. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

**Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.**

Certain of our products may be subject to review and periodic inspections by the FDA and other regulatory bodies. Failure to comply with statutes and regulations administered by the FDA and other regulatory bodies could result in, among other things, warning letters or untitled letters; fines and civil penalties; unanticipated expenditures; delays in approving, or refusal to approve, our products; withdrawal or suspension of approval by the FDA or other regulatory bodies; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. Moreover, any modification to a device that has received FDA approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new approval from the FDA. If the FDA disagrees with any determination by us that new approval is not required, we may be required to cease marketing or to recall the modified product until we obtain approval. In addition, we could also be subject to significant regulatory fines or penalties.

Further, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

**Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.**

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

**We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.**

The healthcare industry is subject to extensive federal, state and local laws and regulations. These laws and regulations are extremely complex and can have adverse effects on us. If our operations are found to be in violation of any of the federal, state or local laws and regulations which govern our activities, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines or curtailment of our operations.

**Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.**

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Though we have searched the patent estate in the field and have not found any patents that in our opinion directly restrict us from making or selling our core product, there could be other patents of which we are not aware or patents that we have misinterpreted. Moreover, there are quite a few patents in the relevant field or art, some of which could be used to preclude us from receiving patents and some of which could used to block us from selling our core product.

We have applied for US patents on our core product and we intend to file foreign patent applications as well. There is no assurance that we will receive all of the patent protection we seek or that we will be able to acquire all of the patents we seek to acquire. If we do not, we may be at a significant disadvantage relative to other companies in the field. If we do not receive patent coverage on our core products it would be very difficult to command premium prices on our devices.

**We may become subject to claims of infringement or misappropriation of the**

**intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.**

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our products are covered by U.S. or foreign patents held by them. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There could also be existing patents of which we are unaware that our products may inadvertently infringe.

Any infringement or misappropriation claim could cause us to incur significant costs, could place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling our product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing our products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

**If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which would adversely affect our revenue.**

Our ability to protect our products from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. We have pending patent applications in the United States and abroad but currently do not have any issued patents covering the technology that we intend to commercialize. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering medical devices and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, patents may not issue from any pending or future patent applications owned by or licensed to us, and moreover, patents that have issued to us or may issue in the future may not be valid or enforceable. Further, even if valid and enforceable, our patents may not be sufficiently broad to prevent others from marketing products like ours, despite our patent rights.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. In addition, we rely on non-disclosure and confidentiality agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

**Our success will depend on our ability to attract and retain our personnel.**

We are highly dependent on our senior management, especially Gerald Sanders, our Chief Executive Officer, and our Director of Research and Development, Vivek Sikri. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinicians and engineers is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of our products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason.

**We are highly dependent on the services provided by an affiliate of the Company.**

At the present time, we receive business services and personnel from San Francisco Science Partners LLC, a California limited liability company ("SFS") that is wholly owned by Gerald Sanders, our Chief Executive Officer. Mr. Sanders is also a co-founder of the Company and a holder of Common Units. SFS supplies us with office facilities, personnel and overhead resources under a management agreement. Under this agreement, we pay SFS for the services, facilities and overhead an amount equal to the actual cost incurred by SFS in providing these services and resources. We may terminate the management agreement with SFS at any time upon three months prior notice. Over time, we expect to terminate the agreement with SFS and retain our own staff, facilities and resources. Gerald Sanders draws (or accumulates if funds are not available for draw) an annual salary of $250,000 a year.

**There is no public market for our Common Units and one may never develop.**

There is no public market for the Common Units we are offering by this Offering Circular or any other class of interests of the Company. No trading market for our Common Units or any other interests of the Company may ever develop. As a result, your ability to transfer the Units will be severely limited.

**The value at which the Common Units are offered was determined solely by the Company.**

The offering price of the Common Units under this Offering Circular was determined solely by the Company. This offering price values the Company at $5,147,000 prior to the sale of any Common Units. No third party has reviewed, expressed an opinion on or otherwise determined the value of the Company or the Common Units.

**Concentration of ownership among our founders and the provisions of our Operating Agreement will prevent investors from influencing significant business decisions.**

Prior to the present offering of the Common Units, the co-founders of the Company, Gerald Sanders and Drs. Raymond Glassenberg and Zebadiah Kimmel, own, in the aggregate, approximately 64.5% of our outstanding membership interests. Gerald Sanders and Dr. Kimmel also serve as the sole Managers of the Company. In this capacity, they have all the powers and responsibilities of a board of directors of a Delaware corporation. The holders of the Common Units do not have the right to appoint the Managers. All Members have the power, by vote of 66.67% in interest of the outstanding Units, to remove any Manager for gross negligence, willful misconduct or violation of the Operating Agreement. As a result of these provisions, Gerald Sanders and Dr. Kimmel will be able to exercise a controlling influence over all matters material to the business and operations of the Company.

**New investors in our common stock will experience immediate and substantial dilution after this offering.**

The offering price of the Common Units is substantially higher than the book value per share of our Common Units. If you purchase Common Units in this offering, you will incur immediate dilution in net tangible book value per Common Unit.

**We have not paid distributions in the past and do not expect to pay dividends or distributions in the future, and any return on investment may be limited to the value of our units.**

We have never paid cash distributions on our Common Units and do not anticipate paying cash distributions in the foreseeable future. The payment of distributions on our Common Units will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our Managers may consider relevant.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

## BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

We are a development stage medical device company. We intend to develop affordable and disposable remote-visualization products for use in a variety of medical applications.

Our first device, Intubaid™, is a flexible laryngoscope used to examine and visualize a patient's upper airway and aid placement of a tracheal tube. This disposable, fiberoptic device enables medical care providers to see the human airway during endotracheal intubation. Endotracheal intubation (or simply "intubation") is the medical procedure in which a hollow tube is inserted through a patient's mouth, between the tracheal (vocal) folds, and into the trachea in order to ensure that the airway is not closed off and that air is able to reach the lungs. Oxygen can be delivered to the lungs through this endotracheal tube. Intubation is commonly performed during surgeries in which a patient is placed under anesthesia and when a patient is unable to breathe naturally due to an accident or emergency such as cardiac arrest.

Difficulties associated with seeing the airway during intubation may result in a failure to properly intubate a patient. Failure to intubate is a leading cause of morbidity and mortality during anesthesia.

The Company's Intubaid device is a simple "stylet" (straw-like plastic tube) with a "camera" (an imaging chip and lens) positioned at the end. The device fits within an endotracheal tube and, when inserted during the process of intubation, provides for video-assisted visualization of the laryngeal inlet. With the ability to visualize the laryngeal inlet during intubation, the medical care provider is better able to properly intubate the patient. The use of this stylet is simple, fast, and mitigates the problems posed by direct laryngoscopy. Furthermore, the Intubaid is built with inexpensive components that can be efficiently sterilized or disposed of, making this device an affordable alternative to intubation devices currently in use.

Currently, the majority of endotracheal intubations are performed with a rigid laryngoscope, which is a handle-like object inserted into the patient's mouth and back of the throat. The rigid laryngoscope is used to push the tongue out of the way and allow the operator to visualize the laryngeal inlet (also called the vocal folds, or tracheal inlet). With that done, the operator attempts to place the tip of the endotracheal tube into the laryngeal inlet.

Approximately one time out of fifty, the medical care provider cannot see the laryngeal inlet when inserting the endotracheal tube. When this happens, the intubation may be delayed, the tube may enter the wrong organ (the stomach rather than the lung), the procedure may require multiple attempts, or the intubation may fail completely. Any of these events can result in patient death or disability due to oxygen starvation, especially of the brain. In light of the difficulty of the procedure and the fact that the brain begins to starve of oxygen after only seconds, the failure to intubate is a leading cause of morbidity and mortality in anesthesia.

Additional damage occurs when intubation fails to occur smoothly. Anesthesiologists, physicians, paramedics and other emergency personnel can experience delayed intubations, multiple retries, and damage to teeth and soft tissue. In particular, manipulation of the mouth and throat using the rigid laryngoscope can easily cause dental damage.

Intubation in emergency settings is at risk to fail or be performed incorrectly in children, geriatric patients, and cases of endomorphism (morbid obesity), facial or neck trauma, esophageal disease or damage, hemorrhaging or regurgitation, recessed jaw, large tongue, large or recessed (buck) teeth, small palette, or other abnormal facial characteristics. There is a documented increase in the number of difficult intubations in the endomorphic patient. In all these situations, the fundamental problem is that the operator often cannot see where the tube is going.

Our Intubaid device will allow the operator of an endotracheal tube to see (visualize) where the tube is going and guide the tube successfully into the patient's airway. Currently, in the hospital setting, the only way to visualize where the tube is going is to place a large and expensive fiber-optic assist device in the operating room. In the field setting (such as an ambulance or battlefield) the only option is to use a temporary device called a laryngeal mask apparatus (LMA). The LMA is inserted down the throat without any visualization at all.

Our Intubaid device will be easy and convenient to use in any setting. In the hospital, the Intubaid can be attached to existing CRT screens, which are readily available in operating rooms. In the field, the Intubaid device will attach to a portable (reusable) field monitor, which can be positioned on the patient's chest or any other convenient location. We are also evaluating the possibility of directing Intubaid video output to the screens of mobile phones carried by field personnel.

We believe that the specific benefits of the Intubaid device in field applications are as follows:

- Can be quickly deployed;
- Is portable and compact;
- Able to "see through" mucus, blood, or other matter lodged in the esophagus;
- The screen is located in same visual range as the mouth (EMTs are not trained to look at a screen located away from the procedure as physicians are);
- The device is weatherproof and highly durable;
- Able to visualize in difficult conditions, particularly bright sunlight; and
- The stylet and packaging do not need to be sterilized.

We intend to develop additional products to assist in visualization during the intubation procedure. We also intend to develop other products that utilize our remote-visualization technology in other applications.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company anticipates taking the following steps in the next months but cannot be sure of the timing or occurrence of any one step as any one step is not dependent upon the operation or completion of another. Thus, the Company, as opportunities present themselves and as the Company may determine, may follow one or more of these steps to a greater degree or duration than another. It is impossible to predict which action will result in the greatest and quickest reward to the Company. The Company will continually reevaluate its actions and the results obtained thereby.

Our products are designed, prototyped and tested at Tactx Medical Produxx Inc., located in Campbell, California. Tactx is an ISO qualified, FDA cleared manufacturing and research and development facility. Manufacturing and large scale production of all our devices will take place in the People's Republic of China through strategic manufacturing partners and under manufacturing agreements.

The camera sensors used in the Intubaid device are presently manufactured by a California-based, publicly traded company with manufacturing facilities in Taiwan. There are, however, other suppliers in the market both in the United States and abroad. We have an agreement with a leading medical device camera manufacturer headquartered in Taiwan (with manufacturing facilities in the PRC) pursuant to which that provider must provide Intubaid sterile packaged devices at a firm fixed price based on a percentage (40%) of the product's retail sales price. We also have a manufacturing agreement with a leading plastics manufacturers in Hong Kong and the PRC and we are developing parallel relationships with several other manufacturers and suppliers.

Current FDA regulations class the Intubaid as a flexible laryngoscope. These devices do not require prior approval or clearance of the FDA before they can be used with patients or placed on the market. The general requirements for safety and effectiveness which every manufacturer of a medical device must follow are considered sufficient in for this device to ensure the safety of the public.

The Intubaid device is a finished product ready to go into production. We estimate that $250,000 will be required to complete the testing, design and hard tooling for the device, and that an additional $100,000 will be required for regulatory approvals. Once we have obtained European regulatory approval for our Intubaid device, we will start manufacturing the device in the PRC and then start selling it in the European Union. We intend to seek FDA approval for a subsequent version of Intubaid. Once we have obtained FDA approval for the Intubaid device we will start selling that device in the United States.

We intend to start selling the Intubaid device initially through strategic partnerships, directly on the web and through independent distributors. Discussions with strategic partners are ongoing and we believe we will be able to develop agreements with distribution companies in the united States and the European Union to carry and distribute the Intubaid product. We have a web-site that provides for direct online ordering.

Once we begin to generate revenue from the Intubaid product, we will complete development and regulatory approvals for our other products while continuing to develop our visualization technologies.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry.

Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Both the medical device market and the airway management are highly competitive and regulated. The markets are regulated by the Food and Drug Administration in the United States. In the European Union the markets are regulated by the EU Notified Bodies and by each country's own medical regulatory bodies. In order to sell products into each country or group of countries, we must first pass inspection and analysis of our devices which in some instances will require extensive compilation of clinical data and a costly and time consuming process. At the same time, our products will be manufactured in facilities that are periodically examined, tested and certified by these regulatory bodies. In addition, each professional organization may provide its own sets of rules, regulations and procedures for physicians to follow within their particular discipline. Finally, payment for devices ("reimbursement to the end-user") is highly centralized and controlled typically and worldwide by the government and the insurance companies with strong pressure from the central purchasing units.

Currently, the majority of endotracheal intubations are performed with a rigid laryngoscope, which is a handle-like object inserted into the patient's mouth and back of the throat. These laryngoscopes are manufactured by a number of companies, including KARL STORZ GmbH & Co., Richard Wolf Medical Instruments, and Olympus Corp.

We are not aware of any company in the field of airway management with technology or devices that are like ours in reliability, cost (allowing for disposability), versatility or portability. Our main and primary competitor in functionality is the fiberscope. We do not believe however that it can be truly said to be a competitor because of its cost, cumbersome use requirements, large footprint, and lack of mobility.

There are several companies using imaging chips in endoscopic devices, for example, gastro esophageal endoscopy. We are not aware of any immediate efforts on the parts of such companies to develop inexpensive, disposable versions of their equipment. We believe these devices are alternate embodiments of existing, expensive, large, cumbersome scopes that can be used only under certain well-controlled circumstances.

A competitor in the airway visualization field is ET-View, an Israeli company. ET-View manufactures a tracheoscopic visualization tube with a built-in video camera that enables viewing the upper airways and trachea during intubation via a portable screen or monitor. This device uses an imaging chip that is mounted on the intubation tube itself, not on a stylet, and includes electronics for communication with a personal computer. We believe the Intubaid device is materially different than the ET-View device for the following reasons:

- The ET-View is a chip permanently affixed to an intubation tube (not, as with Intubaid, an independent, disposable "chip-on-a-stick"). The Intubaid device will be less expensive to make as it has fewer components than the ET-View device (no tube, no cuff, and no USB electronics).
- The Intubaid device will allow for better airway properties (lower resistance) because it will not crowd the inside of the tube with the chip, as does the ET-View device. Consequently, the patient will be able to ventilate more easily.
- The Intubaid device will allow for other important clinical devices to be used, such as suction, because it won't block them from entering the tube.
- With the Intubaid device, the cleaning of the lens in the event of fog or dirt is easier than with the ET-View device. With Intubaid, the operator can take out the stylet, wipe off the lens, and return the stylet into the tube (without having to extubate the patient).
- The Intubaid device allows the user to obtain different angles and fields of view from the end of the tube (by sliding the stylet in and out of the tube).
- The Intubaid device is capable of hooking up to virtually any inexpensive monitor and does not require a relatively expensive PC for operation (as does the ET-View).
- The Intubaid device will work with standard off-the-shelf ET tubes (proprietary and generic alike) giving buyers flexibility in stocking/inventory and allowing users to use that tube they are most comfortable with;
- The Intubaid device will work with a variety of existing ET tube sizes;
- The Intubaid device is more portable because it is smaller and more flexible than an ET tube.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We intend to focus initially on a flexible and disposable laryngoscope device (Intubaid) because it offers the potential for a high volume and high margin product line. The market opportunity in this line of devices is the largest market opportunity that we possess and the margins associated with this line are sufficiently high to support distributor relationships (whether with large companies or smaller, independent distributors). We are in discussions with several distributors and strategic distribution partners.

Although there are competitors in the visualization field (such as KARL STORZ GmbH & Co., Richard Wolf Medical Instruments, and Olympus Corp), these companies sell capital equipment (fiberscopes that range in price from $3,000 to $15,000). These companies could in the future decide to add to their own product lines by offering camera-like devices similar to the

Intubaid line. However, we believe that our intellectual property, know-how and trade secrets will restrict competitors from offering devices as effective or reliable as the Intubaid line. However, our intellectual property rights may not be adequate in every instance to keep third parties from developing products that are directly competitive with the Intubaid line.

We intend to introduce our devices at the leading trade shows in the United States and abroad. The benefit of presenting at trade shows is that our devices are exposed to the thought and industry leaders. We then seek to introduce our products with the active support of such leaders. These shows also provide a strong reservoir of interested physicians upon whom to call and to whom we can send literature and sample devices. Many of these physicians place purchase orders at the shows themselves. With such initial orders attained at relatively low cost high profile events, we start to build a user base of first adapters.

Another prong of our multi-tiered approach is to identify the largest and strongest airway management, ENT and ER groups in major metropolitan areas and hold meetings to introduce our products. At these gatherings, typically over an early morning breakfast or after work dinner, we introduce our devices to the medical group attending and offer incentives for them to try our products.

In addition, we are building an Internet and telephone-based direct marketing platform reaching out to the leading hospitals and first responders, and ER practices in the United States. With our introduction of the Intubaid device, we intend to rely upon this direct approach to the leading physicians by providing free samples and follow-up order forms and phone calls and direct sales representative visits.

Our long-term goal is to build our own sales and marketing team in the North America with direct sales representatives reaching the major gynecology practices worldwide. Outside North America, we will rely upon distribution channels including independent distributors. We are also developing relationships with leading Health Maintenance Organizations with a view to developing interest on the part of large distributors of hospital products to carry our product line.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

| | |
|---|---|
| As of June 30, 2008 (a recent date) | $15,800 |
| As of June 30, 2007 (one year earlier) | $0 |

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Except as noted above, we have not sold any products or devices and we are not presently attempting to sell any products or devices. We are currently focused on final development of our product line and obtaining the necessary regulatory approvals from the Federal Drug Administration and the European Union for our Intubaid line of products so that we may launch that product line in the United States and Europe.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has 5 employees. The names and titles of the employees are as follows:

| | |
|---|---|
| Gerald Sanders | Chief Executive Officer |
| Omer Peled | Chief Operating Officer |
| Franci Fridell | Chief Financial Officer |
| Vivek Sikri | Director of Research and Development |
| Annie Legomsky | Associate Marketing Director |
| Rolly Delrosario | Secretary |

The Company anticipates that it will have 10 employees within the next 12 months.

In addition, Drs. Ray Glassenberg and Zebadiah Kimmel serve as Scientific Advisors to the Company.

The service of each employee of the Company is provided to the Company by San Francisco Science Partners LLC ("SFS"). SFS is wholly owned by Mr. Gerald Sanders, the Company's Chief Executive Officer. Under a management agreement between the Company and SFS, SFS furnishes the Company with the services of its employees and consultant's at a price equal to SFS's direct cost, with no surcharge, overhead or profit component.

None of the Company's employees is subject to collective bargaining agreements.

At the present time, the Company does not have any supplemental benefits or incentive arrangements with its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The principal properties owned by the Company are as follows: hard tooling for the manufacture of the Intubaid device; drawings and designs for the Intubaid device; and intellectual property and trade secrets associated with the Intubaid device. The Company does not lease any property. Apart from tooling necessary to begin manufacturing the Intubaid device, the Company does not intend to acquire any property within the next six months.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations are highly dependent upon its patents, copyrights, trade secrets, know-how or other proprietary information. The core technology was contributed to the Company by Drs. Glassenberg and Kimmel at the time the Company was founded. Since then, the Company has filed various patent applications with the US Patent and Trademark Office covering this technology. The Company does not disclose proprietary information to employees, vendors, partners, investors, without first assuring that confidentiality agreements are in place. The Company has no license agreement for intellectual property. The amount expended for research and product development during the past 12 months has been approximately $250,000. The amount expected to be spent on research and development in the current year (2008) is $350,000. As the Company does not have any revenues, a comparison of spending on research and development to revenues is not meaningful.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Sales of the Company's products require approvals of relevant regulatory agencies, including the United States Food and Drug Administration and the European Union. Although one version of the Intubaid product can be sold in the United States without FDA approval, regulatory approvals for other products both inside and outside the United States are required and will take additional time. Although the Company intends to offer products in Asian markets, it has not yet filed any applications for approval in any Asian country. The FDA's implementing regulations govern manufacturing, labeling, promotion, distribution, importing, exporting, shipping and sale of these devices. Medical devices and their manufacturers are also subject to inspection by the FDA.

The Company is subject to continuing regulation by the FDA, including quality regulations applicable to the manufacture of Intubaid and various reporting regulations and regulations that govern the promotion and advertising of medical devices. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may lead to any of the following sanctions:

. warning letters or untitled letters;

. fines and civil penalties;

. unanticipated expenditures;

. delays in clearing or approving or refusal to clear or approve products;

. withdrawal or suspension of FDA approval;

. product recall or seizure;

. orders for physician notification or device repair, replacement, or refund;

. production interruptions;

. operating restrictions;

. injunctions; and

. criminal prosecution.

Any of these enforcement actions could be costly and significantly harm our business, financial condition and results of operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company recently split its outstanding units on a 3-for-1 basis. Prior to the split, there were 1,715,659 units outstanding. After the split, there were 5,146,977 units outstanding.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company was not profitable during its last fiscal year. The following is information about the events or milestones that need to occur in order for the Company to become profitable:

| Event or Milestone | Expected manner of occurrence or method of achievement | Anticipated Time Schedule (from date when funds are available) |
|---|---|---|
| Obtain CE Mark from European Union for Intubaid product | Complete the sterilization, packaging and EMC testing of the Intubaid device; compile these reports; submit the reports to EU Notified Body (TUV) and obtain regulatory | 3 months |

| | | |
|---|---|---|
| | clearance to market these devices in the European Union | |
| Obtain approval from Food and Drug Administration for Intubaid product | Complete the sterilization, packaging and EMC testing of the Intubaid device; compile these reports; submit the reports to the Food and Drug Administration and obtain regulatory clearance to market these devices in the United States | 6 months |
| Prepare hard tooling and oroduction-line production of the Intubaid device | Freeze the Intubaid design for development of hard tooling; complete production drawings and build the hard tools necessary to manufacture the Intubaid product; ship tooling to offshore manufacturer and order run of final product. | 6 months |
| Commencement of sales in the United States and Europe | Attend trade shows in the United States and Europe and sign up distributors to carry the product | 9 months |
| Sell at least 3,000 units of Intubaid product each month. | Complete all of the foregoing tasks | 36 months |

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

In the event delays are experienced in achieving the events or milestones listed above, it will take longer than 36 months for the Company to reach at least 3,000 units per month of Intubaid sales. The effect of this delay will be to postpone the Company's ability to fund its operations from internal sales operations. Until such time as the Company is able to meet the milestone of selling at least 3,000 units per month of the Intubaid product, it will have to rely on funds from investors to meet its liquidity requirements.

## OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total: $(251,533) ($0.05) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value of the Company as of June 30, 2008 was $452,368 or $0.09 per unit.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per unit of $.09 is substantially less than the $1.00 price of the units in this offering. The reason for this variation is that the Company is a development stage company and has not achieved revenues or profitability. As a consequence, all of its expenses are reflected as reductions of net worth and its investments in research and product development have not yet yielded revenues or profits.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

In July 2007 the Company issued and sold 552,633 Series A Preferred Units to Friedman Fund LLC at $0.63 per unit for a total consideration of $350,000 in cash. The purchase price was determined by negotiation between the issuer and the purchaser of the securities. The purchaser did not have any relationship to the Company at the time of the sale.

In June 2008 the Company issued (i) 643,224 Series B Preferred Units to Friedman Fund LLC at $0.39 per unit for a total consideration of $250,000 in cash and (ii) 643,224 Series B Preferred Units to San Francisco Science Partners LLC at $0.39 per unit for a total consideration of $250,000 in cash. The purchase price for each transaction was determined by negotiation between the issuer and the purchasers of the securities. At the time of these purchases, Friedman Fund LLC was a unitholder of the Company and San Francisco Science Partners LLC was controlled by Gerald Sanders. Mr. Sanders is the Chief Executive Officer and a Manager of the Company.

All numbers reflect the 3-for-1 unit split effected prior to this offering.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 49.3%
If the minimum is sold: 8.9%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $10,146,977*

If the minimum is sold: $5,646,977*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

## USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

| | If Minimum Sold | If Maximum Sold |
|---|---|---|
| Total Proceeds | $500,000 | $5,000,000 |
| Less: Offering Expenses<br>Commissions & Finders Fees<br>Legal & Accounting | $50,000 | $500,000 |
| Copying & Advertising | 0 | 0 |
| Other (Specify) | | |
| Net Proceeds from Offering | $450,000 | $4,500,000 |

| | | |
|---|---|---|
| General and Administrative | $50,000 | $500,000 |
| Research and Development | $75,000 | $500,000 |
| Engineering | $40,000 | $400,000 |
| Regulatory and Quality Assurance | $25,000 | $250,000 |
| Trade Shows and travel expense | $50,000 | $500,000 |
| Legal Expense (patent and corporate) | $40,000 | $250,000 |
| Inventory and tooling | $95,000 | $450,000 |
| Sales/Commissions | $50,000 | $500,000 |
| Working Capital | $25,000 | $1,150,000 |
| | | |
| Total | $450,000 | $4,500,000 |

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company needs the proceeds of this offering in order to continue its development of the Intubaid line of products. Without these proceeds, the Company will have cash flow and liquidity problems with continued development of its product line. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. No significant amount of the Company's trade payables have been paid within the stated term. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the minimum amount of proceeds sought by this offering are raised ($500,000), the Company will have sufficient funds to satisfy its cash requirements for the next 12 months.

## CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

| | As of: 6/30/2008 | As Adjusted Minimum Offering $500,000 | As Adjusted Maximum Offering $5,000,000 |
|---|---|---|---|
| Debt:<br>Short Term | $0 | $0 | $0 |
| Long Term | $0 | $0 | $0 |
| Total Debt: | $0 | $0 | $0 |
| Members Equity | $452,368 | $952,368 | $5,452,368 |

| | | | |
|---|---|---|---|
| (deficit) | | | |
| Additional Paid in Capital | $850,000 | $1,350,000 | $5,850,000 |
| Retained Earnings (deficit) | $(397,631) | $(397,631) | $(397,631) |
| Total Members Equity | $452,368 | $952,368 | $5,452,368 |
| Total Capitalization | $555,949 | $1,055,949 | $5,555,949 |

## DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities
[x] Other: common limited liability company interests

15. These securities have:

| Yes | No | |
|---|---|---|
| [ ] | [x] | Cumulative voting rights |
| [ ] | [x] | Other special voting rights |
| [ ] | [x] | Preemptive rights to purchase in new issues of shares |
| [ ] | [x] | Preference as to dividends or interest |
| [ ] | [x] | Preference upon liquidation |
| [ ] | [ ] | Other special rights or preferences (specify): |

16. Are the securities convertible?

[ ] Yes [x] No

If so, state conversion price or formula. Not Applicable
Date when conversion becomes effective: Not Applicable

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? Not Applicable

If interest rate is variable or multiple rates, describe: Not Applicable

(2) What is the maturity date? Not Applicable
If serial maturity dates, describe: Not Applicable

(3) Is there a mandatory sinking fund? [ ] Yes [x] No
Describe: Not Applicable.

(4) Is there a trust indenture? [ ] Yes [x] No
Name, address and telephone number of Trustee: Not Applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [x] No
Describe, including redemption prices: not applicable

(6) Are the securities collateralized by real or personal property? [ ] Yes [x] No
Describe: not applicable

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

Not Applicable.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? Not applicable.

How much indebtedness is junior (subordinated) to the securities? Not applicable.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable.

18. If securities are Preference or Preferred stock:

Not applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Explain: Not applicable.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no restrictions on dividends under loan or other financing arrangements or otherwise.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):

Not applicable.

## PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company intends to retain selling agents to assist in this offering, although it has not yet done so.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

Apart from the cash commission to selling agents set forth on the cover page of this Offering Circular, the Company does not intend to provide any other compensation to selling agents or finders.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

To be determined.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

In addition to using selling agents, the Company intends to offer the Common Units itself, and therefore the persons offering the Common Units will include the officers and directors of the Company.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions?

Not applicable

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable.

Will interest on proceeds during escrow period be paid to investors?

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The currently outstanding units were issued in transactions exempt from registration under the Securities Act of 1933 by Regulation D and Rule 506 promulgated thereunder. These Units are may not be transferred except in compliance with the Securities Act of 1933.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Gerald Sanders Age: 56

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

| | |
|---|---|
| Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. | During the past five years, Mr. Sanders has served as the President and Chief Executive Officer of San Francisco Science Partners LLC, an incubator of start-up companies. Served as President of ArteriA Medical Science, Inc. |

| | |
|---|---|
| | |
| Education (degrees, schools, and dates) | 1977 Queens College BA Summa Cum Laude; 1980 University of Texas, JD Magnum Cum Laude; Certificant of the Goethe Institute in Bonn, Germany (1980); Certificant in Comparative Constitutional Law from the National Autonomous University of Mexico City, Mexico (1978). |
| Also a Director of the Company? | Yes |
| Indicate amount of time to be spent on Company matters if less than full time | Fifty percent |

30. Chief Operating Officer:

Name: Omer Peled Age: 46

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

| | |
|---|---|
| Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. | Lumenis, Director of Intellectual Property, IP Strategy |
| Education (degrees, schools, and dates) | B.S. The Technion, Israel, Engineering, 1987 |
| Also a Director of the Company? | Yes |
| Indicate amount of time to be spent on Company matters if less than full time | Fifty percent |

31. Chief Financial Officer:

Name: Franci Fridell Age: 38

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

| | |
|---|---|
| Name of employers, titles and dates of positions held during past five years with an | San Francisco Science Partners, CFO 2004-present, Accounting/Finance; |

| | |
|---|---|
| indication of job responsibilities. | ArteriA Medical Science, Inc., CFO 2000-present, Accounting/Finance |
| Education (degrees, schools, and dates) | B.S. Biology, Dominican University, 1995, Accounting & Finance, U.C. Berkeley |
| Also a Director of the Company? | Yes |
| Indicate amount of time to be spent on Company matters if less than full time | Fifty percent |

32. Other Key Personnel:

(A) Name: Vivek Sikri Age: 32

Title: Director of Research and Development

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

| | |
|---|---|
| Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. | Satch Consulting, Founder/Engineer, Consulting, 2006-present; Engineer on Vacation, Chief Bartender, 2005; SMaL Camera Technologies, Senior Design Engineer, 2000-2005 |
| Education (degrees, schools, and dates) | B.S. Engineering, Computer Systems Engineering, Boston University-1998 |
| Also a Director of the Company? | Yes |
| Indicate amount of time to be spent on Company matters if less than full time | 50% |

## DIRECTORS OF THE COMPANY

33. Number of Directors: 2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The Managers of the Company serve the same roles as directors of a Delaware corporation. The Managers are Gerald Sanders and Dr. Zebadiah Kimmel. The Managers have been appointed under the Operating Agreement of the Company and may only be removed for gross negligence, or willful misconduct by vote of 67% of the voting units of the Company.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Zebadiah Kimmel Age: 37

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

| | |
|---|---|
| Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. | Dr. Kimmel is a Post-Doctoral Research Fellow in the Decision Systems Group of Harvard Medical School and a Fellow in Medical Informatics at the Harvard-MIT Division of Health Sciences and Technology. Before attending MIT, Dr. Kimmel served as a Visiting Fellow at the Federal Office of the National Coordinator for Health Information Technology in Washington, D.C. |
| Education (degrees, schools, and dates) | Brown University (B.A. in physics) 1991; the University of Illinois at Urbana-Champaign (M.S. in computer science) 1994; Northwestern University's Feinberg School of Medicine (M.D.) 2004; and MBA degree at MIT's Sloan School of Management 2007. |

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[x] Yes [ ] No

Explain: Gerald Sanders has founded and served as the chief executive officer of the following medical device companies: ArteriA Medical Science, Inc. and FemSuite LLC

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Mr. Sanders has executed confidentiality agreements with the Company and FemSuite LLC.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Sanders has managed & sold other start-up and development stage companies including FemSuite LLC (2003 to the present), BaFF, L.L.C., and Arteria Medical Science, Inc.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

## PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

1. Name: Gerald Sanders

| Average Price Per Share | No. of Units Now Held | % of Total | No. of Units after Offering (Assuming Maximum Offering) | % of Total |
|---|---|---|---|---|
| $0.07 | 1,821,546 | 35.39 | 1,821,546 | 17.95 |

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

Principal occupation: Entrepreneur

2. Name: Friedman Fund LLC

| Average Price Per Share | No. of Units Now Held | % of Total | No. of Units after Offering (Assuming Maximum Offering) | % of Total |
|---|---|---|---|---|
| $0.50 | 1,195,857 | 23.23 | 1,195,857 | 11.79 |

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2555

Principal occupation: N/A

3. Name: Dr. Zebadiah Kimmel

| Average Price Per Share | No. of Units Now Held | % of Total | No. of Units after Offering (Assuming Maximum Offering) | % of Total |
|---|---|---|---|---|
| $0 | 750,000 | 14.57 | 750,000 | 7.39 |

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

Principal occupation: Physician and Educator

4. Name: Dr. Ray Glassenberg

| Average Price Per Share | No. of Units Now Held | % of Total | No. of Units after Offering (Assuming Maximum Offering) | % of Total |
|---|---|---|---|---|
| $0 | 750,000 | 14.57 | 750,000 | 7.39 |

Office Street Address: 16A Funston Avenue, San Francisco, CA 94129

Telephone No.: (415) 561-2565

Principal occupation: Physician

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 2,945,583 units (57.23% of total outstanding)

After offering:

a) Assuming minimum securities sold: 2,945,583 units (52.16% of total outstanding)

b) Assuming maximum securities sold: 2,945,583 units (29.03% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

| | **Cash** | **Other** |
|---|---|---|
| Chief Executive Officer | $32,000 | $0 |
| Chief Financial Officer | $15,000 | $0 |
| Key Personnel: | $ 7,000 | $0 |
| Total: | $54,000 | $0 |
| Directors as a group (3 persons) | $54,000 | $0 |

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not Applicable.

(c) If any employment agreements exist or are contemplated, describe:

Not Applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None. (0 % of total units to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

## LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

## FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material

risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is a limited liability company and has elected to be taxed as a partnership for income tax purposes. No tax advisor has passed on any tax benefits.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

## MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

## FINANCIAL STATEMENTS

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

Not Applicable.

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

Not Applicable.

10:33 AM
06/30/08
Accrual Basis

# EZC Medical, LLC
## Balance Sheet Prev Year Comparison
### As of June 30, 2008

| | Jun 30, 08 | Jun 30, 07 | $ Change | % Change |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| **Checking/Savings** | | | | |
| **WFB-CHK Jun08** | 454,613.80 | 0.00 | 454,613.80 | 100.0% |
| **WFB 6043147724** | 71,425.15 | 0.00 | 71,425.15 | 100.0% |
| **Total Checking/Savings** | 526,038.95 | 0.00 | 526,038.95 | 100.0% |
| **Accounts Receivable** | | | | |
| **Accounts Receivable** | 2,000.00 | 0.00 | 2,000.00 | 100.0% |
| **Total Accounts Receivable** | 2,000.00 | 0.00 | 2,000.00 | 100.0% |
| **Other Current Assets** | | | | |
| **Inventory Asset** | 27,910.16 | 0.00 | 27,910.16 | 100.0% |
| **Total Other Current Assets** | 27,910.16 | 0.00 | 27,910.16 | 100.0% |
| **Total Current Assets** | 555,949.11 | 0.00 | 555,949.11 | 100.0% |
| **TOTAL ASSETS** | **555,949.11** | **0.00** | **555,949.11** | **100.0%** |
| **LIABILITIES & EQUITY** | | | | |
| **Liabilities** | | | | |
| **Current Liabilities** | | | | |
| **Accounts Payable** | | | | |
| **Accounts Payable** | 103,580.51 | 103,096.81 | 483.70 | 0.5% |
| **Total Accounts Payable** | 103,580.51 | 103,096.81 | 483.70 | 0.5% |
| **Total Current Liabilities** | 103,580.51 | 103,096.81 | 483.70 | 0.5% |
| **Total Liabilities** | 103,580.51 | 103,096.81 | 483.70 | 0.5% |
| **Equity** | | | | |
| **Investor's Equity** | 850,000.00 | 0.00 | 850,000.00 | 100.0% |
| **Retained Earnings** | -354,230.36 | -102,696.81 | -251,533.55 | -244.9% |
| **Net Income** | -43,401.04 | -400.00 | -43,001.04 | -10,750.3% |
| **Total Equity** | 452,368.60 | -103,096.81 | 555,465.41 | 538.8% |
| **TOTAL LIABILITIES & EQUITY** | **555,949.11** | **0.00** | **555,949.11** | **100.0%** |

# EZC Medical, LLC
## Profit & Loss
### January 2007 through June 2008

| | Jan - Dec 07 | Jan - Jun 08 | TOTAL |
|---|---|---|---|
| **Ordinary Income/Expense** | | | |
| **Income** | | | |
| **Sales** | 0.00 | 2,000.00 | 2,000.00 |
| **Total Income** | 0.00 | 2,000.00 | 2,000.00 |
| **Cost of Goods Sold** | | | |
| **Cost of Goods Sold** | 0.00 | 14.84 | 14.84 |
| **Total COGS** | 0.00 | 14.84 | 14.84 |
| **Gross Profit** | 0.00 | 1,985.16 | 1,985.16 |
| **Expense** | | | |
| **Consulting** | 5,000.00 | 0.00 | 5,000.00 |
| **Engineering-ADSP, Inc.** | 0.00 | 3,179.12 | 3,179.12 |
| **Engineering-Optim, Inc.** | 0.00 | 1,932.60 | 1,932.60 |
| **General & Administrative** | 23,653.77 | 0.00 | 23,653.77 |
| **Insurance** | 2,262.90 | 0.00 | 2,262.90 |
| **Marketing & Advertising** | 897.23 | 0.00 | 897.23 |
| **Office Expenses** | 1,309.61 | 0.00 | 1,309.61 |
| **Payroll Expenses** | 54,866.46 | 0.00 | 54,866.46 |
| **Postage and Delivery** | 301.04 | 274.00 | 575.04 |
| **Professional Fees** | 13,560.11 | 1,600.00 | 15,160.11 |
| **Prototypes-Empire, Inc.** | 0.00 | 19,188.00 | 19,188.00 |
| **Prototypes-Tactx Medical, Inc.** | 103,872.27 | 13,075.34 | 116,947.61 |
| **Regulatory-Carl Youngmann, PhD** | 6,417.00 | 680.00 | 7,097.00 |
| **Rent** | 4,271.50 | 0.00 | 4,271.50 |
| **Taxes-minimum DE/CA** | 0.00 | 1,000.00 | 1,000.00 |
| **Telephone** | 220.96 | 0.00 | 220.96 |
| **Testing-Nelson Labs** | 0.00 | 637.14 | 637.14 |
| **Trade Shows-ASA Booth** | 25,444.42 | 3,820.00 | 29,264.42 |
| **Travel & Ent** | 9,425.68 | 0.00 | 9,425.68 |
| **Utilities** | 30.60 | 0.00 | 30.60 |
| **Total Expense** | 251,533.55 | 45,386.20 | 296,919.75 |
| **Net Ordinary Income** | -251,533.55 | -43,401.04 | -294,934.59 |
| **Net Income** | **-251,533.55** | **-43,401.04** | **-294,934.59** |

# EZC Medical, LLC
## Statement of Cash Flows
### January 2007 through June 2008

| | Jan '07 - Jun 08 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -294,934.59 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Accounts Receivable | -2,000.00 |
| Inventory Asset | -27,910.16 |
| Accounts Payable | 883.70 |
| **Net cash provided by Operating Activities** | -323,961.05 |
| **FINANCING ACTIVITIES** | |
| Investor's Equity:Friedman, Michael | 600,000.00 |
| Investor's Equity:San Francisco Science Partners | 250,000.00 |
| **Net cash provided by Financing Activities** | 850,000.00 |
| **Net cash increase for period** | 526,038.95 |
| **Cash at end of period** | **526,038.95** |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company had losses from operations during the year ended December 2007 of $251,533. The Company also had losses from operations during the six-month period ending June 30, 2008 of $43,401. The reason for these losses is the fact that the Company is in a development stage and has not yet launched a product for sale. The Company is addressing this issue by developing its first device, Intubaid, a flexible laryngoscope used to examine and visualize a patient's upper airway and aid placement of a tracheal tube.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company believes that there will be a demand for its Intubaid product, especially in emergency or difficult intubation procedures where the ability to visualize the patient's throat is important. The Company also believes that emergency medical technicians and other emergency personal will be an important target market for the Intubaid device. The Company estimates that the total potential annual market in the United States for the Intubaid device is approximately 4,000,000 devices and the total potential annual worldwide market is approximately 8,000,000 devices.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

The Company has not had significant sales during its last fiscal year.

What is the anticipated gross margin for next year of operations?

The Company expects that the gross margin of its Intubaid product will be approximately 63%.

If this is expected to change, explain.

Not applicable.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not available.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Not applicable.

## PART III

## EXHIBITS

2.0 Amended and Restated Operating Agreement of EZC Medical LLC

4.0 Form of Subscription Agreement

11.0 Opinion of counsel as to legality of securities covered by the Offering Statement

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on July 31, 2008.

EZC MEDICAL LLC

By: ______________________
Gerald Sanders
Chief Executive Officer

By: ______________________
Franci Fridell
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| | | |
|---|---|---|
| Gerald Sanders | Director | July 31, 2008 |
| Zebadiah Kimmel | Director | July 18, 2008 |

END